UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF T
HE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated February 21, 2011, which contains the Company's financial information for the three and twelve months ended December 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: February 24, 2011
	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

FRONTLINE LTD.
PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2010 RESULTS

Highlights

●	Frontline reports net loss attributable to the Company of $11.8 million and loss per share of $0.15 for the fourth quarter of 2010.
●	Frontline reports net income attributable to the Company of $161.4 million and earnings per share of $2.07 for the year ended December 31, 2010.
●	Frontline announces a cash dividend of $0.10 per share for the fourth quarter of 2010.

●	In November 2010, the Company secured pre- and post-delivery financing in the amount of $147 million representing 70 percent of the contract price for the first two VLCCs to be delivered in 2012.

●
In January 2011, Frontline sold its 2006-built VLCC Front Shanghai. The sale proceeds were $91.24 million and after repayment of debt the sale generated $31.5 million in cash. Frontline has in connection with the sale agreed to charter back the vessel from the new owner. The duration of the time charter is approximately two years at a rate of $35,000 per day. Delivery to the new owners took place on January 26, 2011. The Company expects to record a gain of approximately $6.2 million on delivery of the vessel. In addition, a gain of $15.2 million will be recognized on a straight line basis over the period of the time charter.

●
In January 2011, Frontline sold all its shares in OSG. The sale generated approximately $46.5 million in cash and the Company expects to record a loss of approximately $3.3 million in the first quarter of 2011 in addition to a loss of $9.4 million recorded in the fourth quarter of 2010 following a market price adjustment of the shares.

●
In February 2011, Frontline has agreed with Ship Finance to terminate the long term charter parties between the companies for the single hull VLCCs Front Highness and Front Ace and Ship Finance has simultaneously sold the vessels to unrelated third parties. The termination of the charters is expected to take place in March 2011. Ship Finance will make a compensation payment to Frontline of approximately $5.8 million for the early termination of the charters, which will be recorded in the first quarter of 2011.

Preliminary Fourth Quarter and Financial Year 2010 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss attributable to the Company of $11.8 million for the fourth quarter of 2010, equivalent to a loss per share of $0.15, compared with net income attributable to the Company of $12.3 million and earnings per share of $0.16 for the preceding quarter. The loss attributable to the Company in the fourth quarter includes non-operating losses of $5.2 million, which mainly relates to a loss of $9.4 million following a market price adjustment of shares owned in Overseas Shipholding Group Inc. ("OSG") partially offset by a gain of $3.6 million (before minority interest) in Independent Tankers Corporation Limited ("ITCL") arising on the termination of a funding agreement. The loss attributable to the Company in the fourth quarter also includes a gain of $4.6 million relating to the amortization of a deferred gain on three lease terminations. Net operating income in the fourth quarter was $29.3 million compared with $48.4 million in the preceding quarter. Net operating income and net income attributable to the Company decreased primarily as a result of the weaker spot market.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the fourth quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $24,700 (including single hull VLCCs), $16,500 and $45,100, respectively, compared with $29,800, $18,200, and $48,600, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $22,600 and $15,200, respectively, in the fourth quarter compared with $30,000 and $15,700, respectively, in the third quarter. The Gemini Suezmax pool had spot net earnings of $14,600 per day in the fourth quarter compared with $17,500 per day in the third quarter. The Company's double hull VLCCs, excluding the spot index related time charter vessels, had spot earnings of $23,300 per day in the fourth quarter compared with $30,200 in the third quarter.

Profit share expense of $2.0 million has been recorded in the fourth quarter as a result of the profit sharing agreement with Ship Finance International Limited ("Ship Finance") compared to $5.8 million in the preceding quarter reflecting the lower TCEs. The total profit share expense to Ship Finance for 2010, which will be paid in the first quarter of 2011, was $30.6 million.

Ship operating expenses increased by $4.0 million compared with the preceding quarter mainly due to an increase in dry docking costs of $3.3 million. Frontline drydocked three vessels in the fourth quarter and two vessels in the third quarter.

Charter hire expenses decreased by $2.9 million in the fourth quarter compared with the preceding quarter primarily due to a period of off hire for one vessel due to a dry docking and a decrease in loss making voyage provisions from the previous quarter.

Interest income was $2.7 million in the fourth quarter, of which $2.6 million relates to restricted deposits held by subsidiaries reported in ITCL. Interest expense, net of capitalized interest, was $37.7 million in the fourth quarter of which $7.5 million relates to ITCL.

Frontline announces net income attributable to the Company of $161.4 million for the year ended December 31, 2010, equivalent to earnings per share of $2.07. The average daily TCEs earned in the spot and period market in the year ended December 31, 2010 by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $35,900, $25,800 and $47,400, respectively, compared with $38,300, $25,300 and $43,000, respectively, for the year ended December 31, 2009. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $36,800 and $24,300, respectively, in the year ended December 31, 2010. The Company's double hull VLCCs excluding the spot index related time charter vessels had spot earnings of $38,100 per day and the Gemini Suezmax pool had spot net earnings of $24,900 per day in the year ended December 31, 2010.

As of December 31, 2010, the Company had total cash and cash equivalents of $176.6 million and restricted cash of $244.1 million. Restricted cash includes $181.6 million relating to deposits in ITCL and $62.0 million in Frontline, which is restricted under the charter agreements with Ship Finance.

In February 2011, the Company has average total cash cost breakeven rates for 2011 on a TCE basis for VLCCs and Suezmax tankers of approximately $30,100 and $24,500, respectively.

Fleet Development

In November 2010, Frontline extended the time-charter in agreements of Front Chief, Front Commander and Front Crown (all 1999-built double hull VLCCs), for one year from January 2011 at $26,500 per day per vessel.

In January 2011, Frontline sold its 2006-built VLCC Front Shanghai. The net sale proceeds were $91.24 million and after repayment of debt the sale generated $31.5 million in cash. Frontline has in connection with the sale agreed to charter back the vessel from the new owner. The duration of the time charter is approximately two years at a rate of $35,000 per day. Delivery to the new owners and commencement of the time charter took place on January 26, 2011. The Company expects to record a gain of approximately $6.2 million on delivery of the vessel. In addition, a gain of $15.2 million will be recognized on a straight line basis over the period of the time charter.

In January 2011, the chartered-in VLCC Desh Ujaala was re-delivered to the owners.

In February 2011, Frontline agreed with Ship Finance to terminate the long term charter parties between the companies for the single hull VLCCs Front Highness and Front Ace and Ship Finance has simultaneously sold the vessels to unrelated third parties. The termination of the charters is expected to take place in March 2011. Ship Finance will make a compensation payment to Frontline of approximately $5.8 million for the early termination of the charters, which will be recorded in the first quarter of 2011.

Newbuilding Program

As of December 31, 2010, Frontline's newbuilding program comprised two Suezmax tankers and five VLCCs, which constitute a contractual cost of $650 million. Installments of $198.5 million have been made on the newbuildings and the remaining installments to be paid as of December 31, 2010 amount to $451.5 million, with expected payments of approximately $106.9 million in 2011, $168.9 million in 2012 and $175.7 million in 2013.

In November 2010, the Company secured pre- and post-delivery financing in the amount of $147 million representing 70 percent of the contract price for the first two VLCCs to be delivered in 2012.

For the three remaining VLCCs and the two Suezmax tanker newbuildings to be delivered between late 2012 and 2013, the Company has not yet established pre- and post-delivery financing.  Based on the recently secured financing for the VLCCs  we assume a 70 percent financing of current market values for these newbuildings. On this basis, Frontline has already paid the equity investment and the remaining newbuilding installments will be fully financed by bank debt.

Corporate

In October 2010, Frontline sold the 15.8 percent stake in Navig8 Limited and received net proceeds of $19.8 million.

In January 2011, Frontline sold all its shares in OSG. The sale generated approximately $46.5 million in cash and the Company expects to record a loss of approximately $3.3 million in the first quarter of 2011 in addition to a loss of $9.4 million recorded in the fourth quarter of 2010 following a market price adjustment of the shares. The Board is very disappointed with the performance of this investment and also with the way OSG has developed since the investment in 2008. The management of OSG has never opened for real discussions about consolidation between Frontline and OSG. The decision to sell the shares was taken after thorough evaluation of OSG's debt situation, mainly focusing on OSG's sustainability and financing needs in case of a continued weak freight market.

In February 2011, Frixos Savvides has for personal reasons decided to step down from the Board. The Board will look for a replacement of Mr. Savvides.

On February 21, 2011, the Company's Board of Directors declared a dividend of $0.10 per share. The record date for the dividend is March 9, 2011, ex dividend date is March 7, 2011 and the dividend will be paid on or about March 23, 2011.

77,858,502 ordinary shares were outstanding as of December 31, 2010, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between The Arabian Gulf and Japan in the fourth quarter of 2010 was WS 58; equivalent to $15,600/day; representing an increase of approximately WS 6 points or $2,400/day from the third quarter of 2010 and an increase of WS 10 points from the fourth quarter of 2009. Present market indications are approximately $22,000/day for the first quarter of 2011.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the fourth quarter of 2010 was WS 93; equivalent to approximately $21,700/day compared to approximately $14,000/day in the third quarter. There was an increase of about WS 18 points from the third quarter 2010 and an increase of WS 23 points from the fourth quarter of 2009. Present market indications are approximately $15,000/day in the first quarter of 2011.

Fujairah bunker prices averaged $488/mt in the fourth quarter of 2010 compared to $444.5/mt in the third quarter of 2010; an increase of approximately $44/mt. Bunker prices varied from a low of $462/mt mid October and a high of $512/mt at the end of December. On February 18, 2011, the quoted bunker price in Fujairah was 627/mt.

Philadelphia bunker prices averaged $503.5/mt in the fourth quarter, which was an increase of $39/mt from the third quarter of 2010. Bunker prices varied from a low of $475.5/mt at the end of October and a high of $527.5/mt at the end of December. On February 18, 2011, the quoted bunker price in Philadelphia was 600/mt.

The International Energy Agency's ("IEA") February 2011 report stated an average OPEC oil production, including Iraq, of 29.46 million barrels per day (mb/d) during the fourth quarter of the year. This was an increase of 190,000 barrels per day compared to the third quarter of 2010, and an increase of 500,000 barrels per day compared to the fourth quarter of 2009.

IEA further estimates that world oil demand averaged 89.3 mb/d in the fourth quarter of 2010, representing an increase of approximately 680,000 barrels per day compared to the third quarter of 2010, and approximately 3.4 mb/d from the fourth quarter of 2009. Additionally, the IEA estimates that world oil demand will average approximately 89.3 mb/d in 2011 representing an increase of 1.7 percent or approximately 1.5 mb/d from 2010.

The VLCC fleet totalled 547 vessels at the end of the fourth quarter of 2010, up from 539 vessels at the end of the previous quarter. 11 VLCCs were delivered during the quarter versus an estimated 17 at the beginning of the year. 54 vessels were delivered in 2010 versus an estimate of 67 deliveries, representing 19 percent slippage, and throughout 2011 the current estimate is 79 deliveries. The orderbook counted 185 vessels at the end of the fourth quarter, down from 189 orders from the previous quarter. Seven new orders were placed during the quarter and the current orderbook represents approximately 34 percent of the VLCC fleet. During the quarter three vessels were removed from the trading fleet for scrapping or conversion/storage purposes. According to Fearnleys the single hull fleet now stands at 43 vessels.

The Suezmax fleet totalled 409 vessels at the end of the fourth quarter, up from 405 vessels at the end of the previous quarter. Six vessels were delivered during the quarter versus an estimated 17 at the beginning of the year. 37 vessels were delivered in 2010 versus an estimate of 61 deliveries, representing 39 percent slippage, and throughout 2011 the current estimate is 63 deliveries. The orderbook counted 146 vessels at the end of the quarter, down from 151 vessels at the end of the previous quarter. Two new orders were placed during the quarter and the current orderbook now represents 36 percent of the total fleet. During the quarter one newbuilding contract was cancelled two more vessels were removed from the trading fleet. According to Fearnleys the single hull fleet now stands at 14 vessels.

Strategy

We focus on maintaining our position as the leading operator of VLCC and Suezmax tankers. By following a strategy of maintaining a certain fixed charter coverage percentage for the double hull vessels, full fixed charter coverage for our single hull vessels and a high fixed charter coverage percentage for the OBO vessels, we provide downside protection in a weak tanker market as well as preserving upside opportunities from the spot trading vessels in a strong tanker market.

We maintain a lean organization and use outsourcing extensively to keep a low cost basis and low cash cost breakeven rates. We emphasize maintaining high financial flexibility and a strong balance sheet and are always looking for enhancing shareholder value and maintaining a high quarterly dividend payout ratio.

Outlook

IEA estimated in the February 2011 report that the global oil demand increased by 680,000 b/d or 0.8 percent in the fourth quarter compared to the third quarter. At the same time the tanker market experienced a higher growth in fleet supply due to a high number of newbuilding deliveries and henceforth the depressed tanker rates experienced in the third quarter also continued in the fourth quarter. This development has also continued so far in the first quarter of 2011, however with some improved trend in the VLCC market.

The International Monetary Fund forecasts world growth to rise by approximately 5.0 percent in 2010 and 4.4 percent in 2011, and the IEA projects an increase in world's oil consumption in 2011 by 1.5 mb/d, compared to 2010, which indicates strong long term oil demand.

The newbuilding orderbook includes a high number of expected vessel deliveries in 2011 and 2012. However, the actual deliveries in 2010 have been significantly lower than anticipated with 19 percent slippage in the VLCC segment and 39 percent in the Suezmax segment and this development is likely to be further strengthened by the expected delays, slippage and cancellations of newbuilding orders going forward. This combined with slow steaming, increased ton-mile scenario and stricter oil major requirements could create a more positive fleet utilization for both the VLCC and Suezmax tanker segments going forward.

In 2010, Frontline secured approximately $640 million in new capital, committed new bank financing and release of restricted cash. The Company also re-negotiated the newbuilding program and managed to reduce the program in 2009 and 2010 with net $476 million. Furthermore, sale of vessels and shares in 2011, have generated additional $84 million in cash after repayment of debt.

The Company's newbuilding program contributes to renew the fleet and the vessels will be delivered in the period 2012 to 2013. Assuming 70 percent debt financing of current market values, Frontline has already paid the equity investment and the remaining newbuilding instalments will be fully financed by bank debt.

The Board is not satisfied with reported earnings for the quarter. The poor earnings are mainly a reflection of the weak global freight market. This weakness might continue until the current large gap between supply and demand in the tanker market narrows. Based on the Company's trading results achieved so far in the first quarter, the Board expects the weak trend in the fourth quarter results to be extended into the first quarter.

Frontline will in case of a continued challenging market situation focus on having financial flexibility and a healthy balance sheet. Through such a strategy the Company will be better positioned than peers to tolerate a prolonged weak trend in the tanker market and be able to react to attractive market opportunities that may occur.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
February 21, 2011

Questions should be directed to:

Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2009 Oct-Dec	2010 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2010 Jan-Dec	2009 Jan-Dec (audited)
262,141	226,165	Total operating revenues	1,165,215	1,133,286
-	4,611	Gain on sale of assets and amortization of deferred gains	30,935	3,061
61,034	67,352	Voyage expenses and commission	282,708	219,375
5,748	1,982	Profit share expense	30,566	33,018
54,409	53,584	Ship operating expenses	195,679	206,381
34,528	17,610	Charterhire expenses	134,551	169,503
8,241	7,970	Administrative expenses	31,883	30,647
59,317	52,972	Depreciation	212,851	237,313
223,277	201,470	Total operating expenses	888,238	896,237
38,864	29,306	Net operating income	307,912	240,110
5,726	2,724	Interest income	13,432	22,969
(40,479)	(37,677)	Interest expense	(149,918)	(160,988)
(177)	(110)	Share of losses from associated companies	(515)	(544)
(150)	103	Foreign currency exchange gain (loss)	622	(346)
1,149	(5,247)	Other non-operating items	(7,311)	4,632
4,933	(10,901)	Net income (loss) before taxes and noncontrolling interest	164,222	105,833
(255)	(62)	Taxes	(218)	(361)
4,678	(10,963)	Net income (loss)	164,004	105,472
(755)	(882)	Net income attributable to noncontrolling interest	(2,597)	(2,771)
3,923	(11,845)	Net income (loss) attributable to Frontline Ltd.	161,407	102,701

$0.05	$(0.15)	Basic earnings (loss) per share ($)	$2.07	$1.32

		Income on timecharter basis ($ per day per ship)*
33,200	24,700	VLCC	35,900	38,300
21,300	16,500	Suezmax	25,800	25,300
42,800	45,100	Suezmax OBO	47,400	43,000
		* Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

2009 Oct-Dec	2010 Oct-Dec	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2010 Jan-Dec	2009 Jan-Dec (audited)
3,923	(11,845)	Net income (loss) attributable to Frontline Ltd.	161,407	102,701
9,368	11,129	Unrealized (loss) gain from marketable securities	(2,013)	2,782
73	(95)	Foreign currency translation (loss) gain	(137)	759
9,441	11,034	Other comprehensive (loss) income	(2,150)	3,541
13,364	(811)	Comprehensive income (loss) attributable to Frontline Ltd.	159,257	106,242
755	882	Net income attributable to noncontrolling interest	2,597	2,771
14,119	71	Total comprehensive income	161,854	109,013

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2010 Dec 31	2009 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	176,639	82,575
Restricted cash	182,091	429,946
Other current assets	229,032	270,661
Long term
Restricted cash	62,000	70,075
Newbuildings	224,319	413,968
Vessels and equipment, net	1,430,124	678,694
Vessels under capital lease, net	1,427,526	1,740,666
Investment in finance lease	55,355	-
Investment in unconsolidated subsidiaries and associated companies	3,408	3,923
Other long-term assets	7,426	24,710
Total assets	3,797,920	3,715,218

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	173,595	123,884
Current portion of obligations under capital lease	193,379	285,753
Other current liabilities	136,603	195,725
Long term liabilities
Long term debt	1,190,763	760,698
Obligations under capital lease	1,336,908	1,579,708
Other long term liabilities	7,635	18,702
Commitments and contingencies
Equity
Frontline Ltd. stockholders' equity	747,133	741,340
Noncontrolling interest	11,904	9,408
Total equity	759,037	750,748
Total liabilities and equity	3,797,920	3,715,218

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2009 Oct-Dec	2010 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2010 Jan-Dec	2009 Jan-Dec (audited)
		OPERATING ACTIVITIES
4,678	(10,963)	Net income (loss)	164,004	105,472
		Adjustments to reconcile net income to net cash provided by operating activities:
59,802	53,348	Depreciation and amortization	214,287	238,595
65	(93)	Unrealized foreign currency exchange (gain) loss	(138)	686
-	(4,611)	Gain on sale of assets and amortization of deferred gains	(30,935)	(3,061)
177	110	Equity losses of associated companies	515	544
(6,864)	5,547	Other, net	4,579	(2,612)
(14,293)	24,495	Change in operating assets and liabilities	(34,669)	(18,104)
43,565	67,833	Net cash provided by operating activities	317,643	321,520

		INVESTING ACTIVITIES
(21,056)	(16,417)	Maturity (placement) of restricted cash	256,535	75,620
(631)	(38,975)	Additions to newbuildings, vessels and equipment	(548,946)	(170,049)
-	347	Finance lease payments received	1,277	-
2,390	-	Proceeds from sale of vessels and equipment	11,061	2,390
-	19,839	Proceeds from sale of investments	19,839	-
-	-	Proceeds from sale of shares in subsidiary	100	-
(19,297)	(35,206)	Net cash used in investing activities	(260,134)	(92,039)

		FINANCING ACTIVITIES
38,985	-	Proceeds from long-term debt, net of fees paid	645,537	240,883
(30,975)	(11,407)	Repayment of long-term debt	(169,953)	(267,336)
-	-	Fees paid on early redemption of debt	(2,732)	-
(43,799)	(33,094)	Repayment of capital leases	(280,579)	(241,198)
(11,678)	(19,464)	Dividends paid	(155,718)	(70,074)
(47,467)	(63,965)	Net cash provided by (used in) financing activities	36,555	(337,725)

(23,199)	(31,338)	Net increase (decrease) in cash and cash equivalents	94,064	(108,244)
105,774	207,977	Cash and cash equivalents at start of period	82,575	190,819
82,575	176,639	Cash and cash equivalents at end of period	176,639	82,575

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2010 Jan-Dec	2009 Jan-Dec (audited)

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of year	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of year	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year	221,991	219,036
Stock option expense	2,053	2,955
Gain on sale of shares in subsidiary	201	-
Balance at end of year	224,245	221,991

CONTRIBUTED SURPLUS
Balance at beginning and end of year	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year	(1,686)	(5,227)
Other comprehensive (loss) income	(2,150)	3,541
Balance at end of year	(3,836)	(1,686)

RETAINED EARNINGS
Balance at beginning of year	78,029	45,402
Net income	161,407	102,701
Cash dividends	(155,718)	(70,074)
Balance at end of year	83,718	78,029

FRONTLINE LTD. STOCKHOLDERS' EQUITY	747,133	741,340

NONCONTROLLING INTEREST
Balance at beginning of year	9,408	6,637
Net liabilities assumed on purchase of noncontrolling interest	(101)	-
Net income	2,597	2,771
Balance at end of year	11,904	9,408

TOTAL EQUITY	759,037	750,748

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2009.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2009.

3.	NEWBUILDINGS

During the year ended December 31, 2010, four Suezmax newbuildings and two VLCC newbuilding were completed and transferred from Newbuildings to Vessels and Equipment.

The Company capitalized newbuilding installments and costs of $36.6 million and interest of $9.5 million in the year ended December 31, 2010.

4.	DEBT

On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The senior, unsecured convertible bonds have an annual coupon of 4.50%, which is paid quarterly in arrears and had a conversion price of $39.00. The reference price has been set at $29.7784 (NOK 180.0045). The applicable USD/NOK exchange rate has been set at 6.0448. The Company declared a dividend of $0.75 per share on May 21, 2010. The conversion price was adjusted from $39.00 to $38.0895 effective June 2, 2010 which was the date the shares traded ex-dividend. The Company declared a dividend of $0.75 per share on August 27, 2010. The conversion price was adjusted from $38.0895 to $37.0483 per share effective September 8, 2010, which was the ex-dividend date. The bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $51.5 million at December, 31, 2010 (2009: $62.9 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

6.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and guarantee fees.

Effective February 5, 2010, Vista International Finance Inc, a wholly owned subsidiary of Frontline Ltd. purchased the VLCC, Front Vista, from Ship Finance for $58.5 million. The Front Vista had been chartered in by Frontline Shipping. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance.

In March 2010, the Company made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBOs, which resulted in our restricted cash deposits being reduced in exchange for a guarantee from us for the payment of charterhire. Withdrawals from these restricted cash deposits will be prohibited. Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by $111.7 million resulting from amendments to the charter agreements and $10.6 million due to reserves no longer required for two vessels. We also made an advance payment of charterhire less operating expenses of $72.8 million covering part of the payments due to Ship Finance over the six months from March 2010.

In March 2010, Frontline agreed with Ship Finance to terminate the long term charter party for the single hull VLCC Golden River and Ship Finance simultaneously sold the vessel to an unrelated third party. The termination of the charter took place in April 2010 and Ship Finance made a compensation payment to Frontline of approximately $2.9 million for the early termination of the charter party, which was recognized in the second quarter.

In August 2010, Frontline sold 25% of SeaTeam Singapore Pte Limited to Golden Ocean Group Limited for $0.1 million and recognized a gain on sale of $0.2 million in the statement of equity.

7.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2010, the Company was committed to make newbuilding installments of $451.5 million as follows;

(in millions of $)	Total
2011	106.9
2012	168.9
2013	175.7
Total:	451.5

In June 2010, the Company entered into a contract with Jiangsu Rongsheng Heavy Industries Co., Ltd. for the delivery of two 156,900 dwt Suezmax newbuildings. The vessels are expected to be delivered in the first and second quarter of 2013.

In September 2010, the Company announced that it had agreed with Zhoushan Jinhaiwan Shipyard Co., Ltd. ("Jinhaiwan") to re-structure the Company's VLCC newbuilding program at the yard. In April and May 2008, the Company ordered six VLCC newbuildings at Jinhaiwan. In May 2009, two of these newbuilding orders were cancelled and the installments paid-in were transferred to two of the retained newbuildings and the two remaining VLCC newbuildings orders were changed into options. As a result of the re-structuring, the Company has agreed to maintain the two options and has ordered one additional VLCC newbuilding and is committed to take delivery of five 320,000 dwt VLCC newbuildings, with a total contract price of $525 million.

As of December 31, 2010, the Company's newbuilding program comprises two Suezmax tankers and five VLCCs, which constitute a contractual cost of $650 million.

8.	DIVIDENDS

In February 2010, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on March 30, 2010.

In May 2010, the Company's Board of Directors declared a cash dividend of $0.75 per share, which was paid on June 21, 2010.

In August 2010, the Company's Board of Directors declared a cash dividend of $0.75 per share, which was paid on September 24, 2010.

In November 2010, the Company's Board of Directors declared a dividend of $0.25 per share. The record date for the dividend is December 7, 2010, ex dividend date is December 3, 2010 and the dividend was paid on December 21, 2010.

9.	SUBSEQUENT EVENTS

In January 2011, Frontline sold its 2006-built VLCC Front Shanghai. The net sale proceeds were $91.24 million and after repayment of debt the sale generated $31.5 million in cash. Frontline has in connection with the sale agreed to charter back the ship from the new owner. The duration of the time charter is approximately two years at a rate of $35,000 per day. Delivery to the new owners took place on January 26, 2011. The Company expects to record a gain of approximately $6.2 million on delivery of the vessel. In addition, a gain of $15.2 million will be recognized on a straight line basis over the period of the time charter.

In January 2011, Frontline sold all its shares in Overseas Shipholding Group Inc. The sale generated $46.5 million in cash and the Company expects to record a loss of $3.3 million in the first quarter of 2011.

In February 2011, Frontline has agreed with Ship Finance to terminate the long term charter parties between the companies for the two single hull VLCCs Front Highness and Front Ace and Ship Finance has simultaneously sold the vessels. The termination of the charter parties is expected to take place in February 2011 and Ship Finance will make a compensation payment to Frontline of approximately $5.8 million for the early termination of the charter parties.

In February 2011, the Company's Board of Directors declared a dividend of $0.10 per share, which will be paid on or about March 23, 2011.